JOULE CASE

Advanced Clean Energy Platform That's Revolutionizing an Antiquated $120B Market

🟦 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**



joulecase.com   Seattle, WA   🇫 📷 Ⓥ

| Technology | B2B | B2C | Energy | Events & Festivals |

Highlights

1 ⚡ Patented, portable award-winning energy storage tech

2 🤝 Over $3M raised from angel investors to date

3 👥 Team includes 7 successful exits & 20 patents

4 📈 Massive $130B energy storage market is growing at 25% CAGR

5 💰 Over $1.8M in sales since founding (500% YoY growth)

6 🎟 $100M LOI signed with Insomniac Events, organizer of EDC & many of the world's largest festivals

7 🎬 LIVE Nation, PG&E, CORT, & PGA are among names in the pipeline

8 🏆 Crowned 2022 CleanTech Deal of the Year at Equity Crowdfunding Week

Our Team



James Wagoner CEO + Co-Founder

Licensed professional engineer with technical executive experience. Battery nerd on 2nd battery startup with Co-Founder Alex Livingston. First battery startup secured a $1.2B infrastructure contract in Spain.

> Access to clean, portable, reliable power is a life saving and world changing solution. We urgently need to make power simpler and cleaner.



Alex LIVINGSTON Co-Founder + Chief Innovation Officer

Entrepreneur at heart and in spirit—Alex once built his own electric car. Has been responsible for both software and hardware top-to-bottom product development for over a decade. Battery nerd on 2nd battery startup with Co-Founder James Wagoner



David DeMuro CTO

Electrical engineer and MBA with more than 30 years of experience in consumer product development at Fortune 50 companies, including Apple and Motorola. Holder of 17 U.S. patents, principally in the area of LiIon batteries and power management.



Pete Anewalt COO

Business-oriented technologist who's been through 5 Successful exits. Experience in scaling teams to handle the growth from $1M to $200M.



Chris Olsen CFO

Grew Bodybuilding.com to $500M at the helm as CFO. Navigated 2 Successful Exits during that time.



Justin LeVrier VP of Sales

Literally wrote the book on sales for a $50M ARR B2B sales & management training program Also developed Mercedes-Benz Retail Sales Program.



Jesse Baker VP of Marketing and Strategic Initiatives

Brand and business strategist and head of marketing. Investor in Joule Case.

Why Joule Case?

***Notice: We've been made aware that there have been a few issues keeping investors updated through the Wefunder platform. While the internal development team is working on a resolution, we've chosen to push our closing date back seven days. The show goes on until February 7th!

Just one week before our Community Round closes, we have officially announced the Olympus Power Platform—a **BOLD** next step towards more sustainable portable power.

This product package provides a scalable, high-performance system that addresses some of our biggest challenges including EV Charging, Event/Festival Power, Grid-Scale Backup, Emergency Response/Resiliency, and much more.



The electricity our world depends upon is no longer reliable.

Our lives rely on power—yet our current utilities have shown time and time again that businesses and people cannot depend on them.

The United States electrical grid is the most complex system ever designed yet it is outdated and failing.

- There were 10X as many significant power outages in 2020 as there were in 2000.

- 70% of all electrical transmission lines are past their 50-year expected life.

- Now electrical utilities are being disrupted with decentralized renewable solar panel generation and the high demand EV fast charging that they do not have the capacity for.

Electrical utilities are spending massive amounts of capital trying to solve this problem..

They spent an estimated $140 billion on infrastructure and clean energy upgrades in 2022 and plan to spend another $140 billion in 2023. Even with this massive capital influx, the US will still face a $200 billion funding gap for what is needed to maintain the grid and meet renewable targets for 2029.

PATENTED, PORTABLE, SCALABLE— THIS IS THE FUTURE OF PORTABLE ENERGY



Joule Case provides innovation in a largely stagnant battery market by replacing noxious generators and miles of expensive and cumbersome electrical transmission lines with clean, safe, cost-efficient renewable power. The company's long-term vision is to create a truly decentralized electrical grid that can withstand challenging conditions without causing widespread outages.

Joule Case's patented battery system can use any type of battery chemistry and generate serious amounts of power—enough to match the grid. This single, easy-to-use system can be built into custom bundles to suit anyone's needs—even high voltages and multiphase power systems needed for large applications.

MARKET OPPORTUNITIES— VAST UNFULFILLED POWER NEEDS



Joule Case is a perfect solution for most power needs regardless of the business or market. Our current customers include wineries, aquariums, festivals, events, large video display manufacturers, home builders, EV charging companies, food trucks, and even utilities themselves. No matter the size or scale of the application, **Joule Case's system has proven to be a better option than generators or the electrical grid.**

Mobile Businesses - $2 billion

Mobile businesses include mobile car detailers, groomers, deep cleaners, disaster recovery, electricians, plumbers, landscaping trucks, and more. These entrepreneurs are always in their vehicles driving to the next customer and need clean, reliable power that's ready to go when they get there. Many currently use generators that are ripe for replacement. A reliable, convenient power source is absolutely critical to keep these businesses operating.

Food Trucks - $4 billion

There are 35,000 food trucks in the United States alone. Each one has food being prepped with the smell, pollution, and noise of a generator contaminating the experience for both employees and customers. Generators are the biggest frustration point frequently expressed by food truck owners. Not only are they noisy and noxious, but they also fail frequently and require regular maintenance (not to mention rising fuel costs). Now, there are dozens of food trucks that have replaced their generators with a quiet and clean Joule Case system.



Tiny homes are built for light infrastructure and minimal environmental impact. Connecting these homes to the main power grid can be incredibly expensive, not to mention an eyesore. Considering their low power requirements and low capital costs, these homes are ideal candidates for a Joule Case system, which can function as the microgrid solution for any type of tiny home.

- Traditional electrical grid is unavailable and expensive to access

- Alternative gas generators are loud and maintenance intense

- Tiny home owners want clean energy



Brands such as Dyson, Red Bull, LifeWater, T-Mobile, and GM have dozens of teams of brand activators ready to attend the next state fair, NASCAR race, or music festival, or to set up shop downtown in a major city. Modern pop-ups require power—and just like with food trucks, the smell, noise, and maintenance requirements of a traditional gas generator detracts from the experience for everyone involved. Joule Case solves all these pain points, while also being a greener choice brands are proud to make.



The EV industry currently faces a significant bottleneck: there simply aren't enough charging locations. The logistics and capital required to replace gas pumps with EV charging stations is massive;. no utility is prepared for the electrical capacity it necessitates. Joule Case's energy storage systems have the adaptability to be charged by solar panels and other renewable sources or through regular power outlets, and use their patented modular design and swappable units to help in any situation – big or small.



Every business and utility is looking for ways to ensure they have reliable power for their critical systems, especially in the event that the grid fails. There were 10X more electrical outages in 2020 than there were in 2000; some recent outages, like the 2021 Texas power crisis, have been so severe that they caused

hundreds of billions of dollars in property damage and resulted in hundreds of deaths. There is no justification for such a tragic catastrophe happening in the 21st century. By offering truly decentralized, flexible energy storage, Joule Case is flipping the script and providing an innovative way to ensure that reliable backup power is always available, no matter the conditions.


THE FUTURE OF ENERGY IS HERE
- Joule Case provides innovation in a stagnant battery market
- Decentralized Energy Storage is a huge market growing at 25% CAGR
- Joule Case powers everything from remote campsites to music festivals to food trucks
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BATTERIES ARE THE KEY MISSING PIECE IN RENEWABLES—JOULE CASE DELIVERS
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Most portable and backup power is noisy, toxic, and expensive—and poses a serious public health safety issue. But even as we transition toward a greener grid, we still haven't unlocked the potential of renewable energy generation. This is where Joule Case's energy storage system really leads the way.


THE DIRTY FOOTPRINT OF THE BROKEN GRID
- Traditional portable and backup power is noisy, unsustainable, dangerous, and expensive
- Alternative energy storage remains stagnant, and batteries represent a huge bottleneck
- 10X the number of major electrical outages
- Electrical grid not built for decentralized solar
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JOULE CASE IS GREEN ENERGY THAT'S SIMPLE, SILENT, CLEAN, AND PORTABLE



Finally—a major shift in the battery scene. Prices have dropped 87% in a decade, and big initiatives plus an influx of capital is pushing the sector forward—fast. Joule Case uses the best battery tech on the market, combined with an ingenious way to make them play nicely together in a stackable, swappable, customizable format.



POWER ANYTHING

Joule Case offers endless scalability





Finally—a major shift in the battery scene. Prices have dropped 87% in a decade, and big initiatives plus an influx of capital are pushing the sector forward—fast. Joule Case uses the best battery tech on the market, combined with an ingenious way to make them play nicely together in a stackable, swappable, customizable format.

Joule Case's grid-scale batteries are intuitive, user-friendly, and scalable: if you need more power, all you need to do is stack. Whether it's one unit or 90+ units, we've got it covered. Joule Case has the technology and expertise to provide power that fits your specific needs wherever and whenever you need it. No generators, no noise, no smell, no CO2. Just efficient, reliable energy that scales for all power applications, from small devices to large enterprises. We are past our development stage and currently producing and shipping these to businesses worldwide.



AWARD-WINNING PLATFORM | PATENT PROTECTED

PATENTS ON APPLICATION—



FOCUSED TECHNOLOGIES:

- Simple Home Grid Connection Cord
- Grid-scale Portable Battery Systems
- Stackability to fit specific energy/power needs

BATTERY AGNOSTIC

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Their first mission? Making music festivals greener.

BECAUSE POWERING A MUSIC FESTIVAL IS NOISY, DANGEROUS, AND EXPENSIVE

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Power is one of the largest production costs for a music festival, and it can account for over 70% of its core carbon footprint. Recent lawsuits against Coachella and other concerts have revealed dangerously high levels of toxins in the air—from diesel generators—at these events. And with fuel costs rapidly rising and the energy market forecast as increasingly volatile, something's gotta give.



POWERING A MUSIC FESTIVAL

- Noisy
- Complicated
- Dangerous
- Toxic
- Expensive
- Inefficient
- Unsustainable

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JOULE CASE IS THE GREEN POWER CHOICE OF THE FESTIVAL CIRCUIT

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The music festival sector has a unique opportunity to contribute to CO_2 reduction, showcase new innovation, and engage audiences. Joule Case is partnering up with LIVE Nation, Insomniac Events, and festivals like EDC and Burning Man to transition from loud, harmful generators to renewable, stackable energy.

> ***"The potential for Joule Case in music festivals is massive."***
>
> ***- Rutger Jansen, Senior VP Production and Operations @ Insomniac***



$100M LETTER OF INTENT
SIGNED WITH INSOMNIAC EVENTS
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With events coming back bigger than ever, we believe Joule Case is poised for incredible growth. Starting with Insomniac Events, organizer of Electric Daisy Carnival, Joule Case is on a mission to replace all the dirty diesel generators at concerts and outdoor events with clean, safe, renewable power.





INSOMNIAC
$100M Letter of Intent
Signed with one of the
Biggest Music Festival
Organizers in the World
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EVENT POWER IS A MASSIVE MARKET
GROWING AT 25% CAGR
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The $30B lithium-ion battery market is predicted to spike four-fold over the coming decade. Event power itself is a fast-growing market at 25% CAGR that sits directly in sight for Joule Case technology.





Toxins from diesel generators are known to contribute to cancer and premature death, and combined with other compounds in sunlight they form ozone, a potent trigger for asthma attacks and other health issues. What started as a purely environmental issue has quickly escalated into a public health and safety issue, and the verdict is in: generators need to go.

As NPR outlines in this article, the rising occurrence of natural disasters is often followed by a spike in deaths from carbon monoxide poisoning. After the legendary cold snap brought the State of Texas and it's power grid to its knees in February 2021, at least 11 deaths were confirmed and more than 1,400 people sought care at emergency rooms and urgent care clinics for carbon monoxide poisoning during the weeklong outage.

Additionally, with California signing into law Assembly Bill 1346, which will effectively ban small gas-powered generators, the widespread transition to clean battery alternatives has begun.

Featured on both the BBC and the Discovery Channel, the rare and refreshing innovation of Joule Case hasn't gone unnoticed...

MULTI AWARD-WINNING TECH WANTED BY A $3T GLOBAL CORPORATION...



Crowned Early-Stage Innovation of the Year, winner of Camp BizSmart, recognized by Future in Review (FIRE) conference, and with featured articles in Forbes, GeekWire, and more, Joule Case is generating buzz and excitement across industries and platforms.

In the pipeline, a well-known, global, $3 trillion corporation is hoping to leverage Joule Case technology into its sales and distribution channels...

FROM MASSIVE FESTIVALS TO FOOD TRUCKS— EVERYONE'S RAVING



Users love how Joule Case batteries do everything a noisy, toxic generator can do, and do it refreshingly quietly, and sustainably.

> "Joule Case is proving that you do not need dirty, smelly gas generators anymore.
>
> - Rutger Jansen, Insomiac

> "Joule Case was able to deliver a product that supplies everything I need without a dirty generator.
>
> - Pete Sullivan, New Belgium Brewing

> "Joule Case works perfect for us. It travles with us. It is quiet and green and able to keep everything running exactly how we want it.
>
> - Rutger Jansen, Insomiac

7 EXITS AND 20 PATENTS TURNED DOWN TECHSTARS



Between decades of experience in battery technology, extremely successful exits, and multiple patents, Joule Case brings a highly curated team of experts and doers that are ready to scale.

EXECUTIVE TEAM
James Wagoner
CEO - Founder
13+ Years In Modular Power/Batteries
2nd Battery Startup
FLUKE
[R2EV]
Alex Livingston
President - Founder
13+ Years In Modular Power/Batteries
2nd Battery Startup
SHARP
[R2EV]
Pete Anewalt
COO
The Smooth Operator
5 successful exits
Grew Unica to $125M ARR before selling to IBM
Developed the Strategic Accounts of Kenan Systems before selling to Lucent for $1.5B
Dave DeMuro
CTO
The Industry Legend
17 patents in consumer battery technologies
Recognized expert in BMU (Battery Management Unit) technology
Justin LeVrier
VP Sales
The Accelerator
$50M ARR B2B sales & management training product
Developed Mercedes Sales Program
Chris Olsen
CFO
The Money Maestro
Grew Bodybuilding.com to $500M
2 successful exits
Jesse Baker
VP Marketing
The Brand Builder
Brand and Business Strategist
Breadth of experience from startup to Fortune 100
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TESLA, HONDA, AND YAMAHA CAN'T COMPETE WITH JOULE CASE

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When it comes to affordability, simplicity, energy capacity, and portability, we believe Joule Case is truly in a league of its own.

COMPETITORS

	joule	GOALZERO / BLUETTI	HONDA / YAMAHA	TESLA / sonnen
	Joule Case	Portable Battery Stations	Fossil-Fuel Generators	Power Walls
Price	$$$	$$$$	$$$	$$$$
Simple	✓	✓	⊘	⊘
Portable	✓	✓	✓	⊘
Solar-Capable	✓	✓	⊘	✓
Stackable	✓	⊘	⊘	⊘
Circuit Backup	✓	⊘	✓	✓
Energy Capacity	∞	⚡	⚡⚡⚡	⚡⚡

JOULE CASE IS POISED TO BECOME A HOUSEHOLD NAME

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Joule Case has already raised over $2M from angel investors. Big names like

LIVE Nation, PG&E, Insomniac, CORT, and PGA are waiting eagerly in the pipeline, and an ambitious vision for the future includes batteries that power everything from Burning Man to your neighborhood food truck, as well as everyday items like refrigerators, air conditioning, lights, and laptops.



FULL DATA ANALYTICS PLATFORM

IOT – SIGMA DATA

› Location, power, energy level, temperature, and alerts

› Recurring revenue from premium subscriptions for enterprise

› Recurring revenue from utility-like per-kWh usage charges

USER–FOCUSED



FINANCIALS: LOOKING AHEAD

PROJECTED REVENUE GROWTH

Growth Potential

› Enterprise Sales
› B2B Sales
› Government Grants
› Corporate Mandates

Growth Strategy

› Channel Partnerships
› Resellers
› Large Customers
› Large Orders

Forward-looking projections cannot be guaranteed.

JOIN JOULE CASE AND BRING POWER TO THE PARTY PEOPLE

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There's never been a better time to get onboard with a renewable energy startup. Battery prices are dropping fast, events are coming back, and Joule Case has massive markets directly in sight. Will you take charge and become an early investor as the event power market takes off?



Investor Incentive

Lifetime Discount on all Joule Case Products

Our current campaign is an overwhelming success and we want to say thank you by offering a lifetime discount for all past, present, and future Wefunder investors.

Here are the details:

- Invest $2,500 and receive 5% off all Joule Case products*

- Invest $10,000 and receive 10% off all Joule Case products*

* Why the asterisk? That just means that to redeem this discount, the purchase needs to be made directly on joulecase.com. That's all.

Have any questions?

Get in touch via the Investor Hotline.

Call/Text (206) 317-4510